Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 JUN 10 AM 7:21


LINDEMANS
making life more enjoyable


03022854

2 June 2003

SUPPL

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
S&P REVIEW OF RATINGS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

2 June 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

STANDARD & POOR'S REVIEW

Standard and Poor's has today released a ratings review of the Company. Please find attached a copy of a news announcement relating to that review which will be released to the media today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS

News Announcement

S&P Credit Rating

Southcorp Limited today acknowledged Standard & Poors credit rating of the company at BB+/B from the previous rating of BBB/A-3.

The credit lowering has no impact on Southcorp's banking covenants and only a minor impact on its cost of borrowings. As at the end of October 2003, the company will have $1.095 billion in credit facilities, maturing from May 2005. As advised at the time of the company's Trading Update on 12 May 2003, forecast net debt at 1 July 2003 is expected to be $941 million. S&P's release refers to the potential for asset write-downs at the end of the 2003 financial year. To the extent that this may occur, and are related to intangible assets, any such write-downs are not expected to impact upon the company's banking covenants.

Southcorp is fully cognisant of the imperative to restore its financial performance as a key part of strengthening its balance sheet and financial ratios.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391 829
Facsimile: 02 9465 1181